Exhibit 1.3

chinadotcom Announces Establishment of CDC Software Unit

A separate entity to spearhead chinadotcom’s integrated strategy to move up the value curve in the software services and products area

HONG KONG October 23, 2002 chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced the establishment of a separate entity, CDC Software Corporation (“CDC Software”), to spearhead the company’s integrated strategy to move up the value-curve through increasing its gross profit margins, strengthening the percentage of recurrent revenues, and broadening its overall software product offerings in the areas of enterprise solutions and integration services.

First, CDC Software will continue with its own development of software products in China, based on both the Microsoft and Unix open architectures. The introduction of additional proprietary software products should enable the company to gradually improve its gross margins through software license sales, as well as increase recurring revenue through the support and maintenance of such licensed products. Principal areas of focus will be the enterprise application space including Business Intelligence (BI), Enterprise Resource Planning (ERP), and Payroll and Human Resource Management.

Second, building on the portfolio of self-developed software products, CDC Software will continue to develop strategic partnerships with internationally established software vendors through entering Master Distributor Agreements (MDAs) to represent and introduce their software products to the Greater China and Asia Pacific regions. In some cases this will require CDC Software to perform product localization to meet the various requirements of local markets. In addition, the company will look to establish channel partnerships in the region to re-sell and recommend CDC Software’s products. These partnerships should further enable the group to achieve high margins and recurrent revenue, as well as deepen its market penetration in the enterprise solutions arena.

Third, CDC Software will offer its own Software Development Center’s capabilities in the PRC as an out-sourcing conduit for low-cost, high-quality software development for internationally established software companies, who are looking to reduce their overall research and development costs as part of their overall restructuring initiatives. For instance, CDC Software has the capability to provide ‘double-byte’ software programming customization for different Asian languages to software companies who are planning to introduce their products into various Asian markets.

During recent years, China has made a strong commitment to develop into a major, world-class software market. As a result, China is seeing billions of US dollars of foreign direct investment directed into technology and training. Market researcher Gartner Group estimates that annual software sales and related services will exceed US$27 billion a year by 2006.

CDC Software is well positioned to take advantage of this growing trend. As part of its overall strategic initiatives, CDC Software will take advantage of the chinadotcom group’s strong balance sheet to invest in software companies that complement the existing product offerings and that are accretive to chinadotcom’s overall earnings. Selective investments into complementary companies should result in capturing established cashflows and installed client bases. It is anticipated that cost savings will be realized through integration with existing operations, and that such investments will enable the chinadotcom group to achieve economies of scale and grow its businesses more rapidly than merely through organic growth.

“We are working hard to re-position our company towards higher value-added business opportunities in the Asia Pacific region and particularly in China. While CDC Software’s initiatives are in the early stages, we see software services and products as a business segment with great potential in the longer term to improve our quality and mix of revenues. CDC Software provides us with the right corporate entity to achieve our strategic objectives in this market sector,” commented Peter Yip, Chief Executive Officer of chinadotcom corporation.

Since its incorporation, CDC Software has over 1,000 installations and 400 customers in Greater China. The self-developed software products owned by CDC Software include:

•     PowerBooks (an integrated Management Information System in Financial Accounting)
•     PowerHRP (Human Resources and Payroll management)
•     PowerATS (Attendance Tracking System)
•     PowerPay+
•     Power-eHR
•     PowerCRM
•     expresso, a double byte email marketing technology

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About chinadotcom corporation
chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets — the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

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